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                           April 13, 2022

       Wayne Tupuola
       Chief Executive Officer
       Laser Photonics Corporation
       1101 N. Keller Road, Suite G
       Orlando, FL 32810

                                                        Re: Laser Photonics
Corporation
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed March 24,
2022
                                                            File No. 333-261129

       Dear Mr. Tupuola:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 22, 2022 letter.

       Amendment No. 6 to Registration Statement on Form S-1 filed March 24,
2022

       The warrants offered hereby designate the state and federal courts, page
28

   1. Please revise the disclosure on page 28 as requested in prior comments 1 and 2. We note your revised disclosure
on page 83.
 Wayne Tupuola
FirstName   LastNameWayne
Laser Photonics  Corporation Tupuola
Comapany
April       NameLaser Photonics Corporation
       13, 2022
April 213, 2022 Page 2
Page
FirstName LastName
        You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Andrew
Blume, Staff Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:      Ernest M. Stern, Esq.